RBC Capital Markets, LLC
200 Vesey Street
New York, New York 10281

and

JMP Securities LLC
450 Park Avenue
New York, New York 10022

June 24, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Christine Westbrook

Re:	Gamida Cell Ltd.
Acceleration Request for Registration Statement on Form F-1
Registration File No. 333-232302

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Gamida Cell Ltd. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m., Washington, D.C. time, on June 26, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP., request by telephone that such Registration Statement be declared effective.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

RBC CAPITAL MARKETS, LLC AND JMP SECURITIES LLC

Acting severally on behalf of themselves and the several Underwriters

By:	RBC CAPITAL MARKETS, LLC

By:	/s/ Lorenzo Paoletti
Name: Lorenzo Paoletti
Title: Managing Director, Healthcare

By:	JMP SECURITIES LLC

By:	/s/ David Kellman
Name: David Kellman
Title: Managing Director, Co-Head of Healthcare IB

Signature Page to Underwriters’ Acceleration Request